UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission file number 0-24649

REPUBLIC BANCORP INC. 401(K) RETIREMENT PLAN

(Full title of the plan)

REPUBLIC BANCORP, INC.

(Name of issuer of the securities held pursuant to the plan)

601 West Market Street

Louisville, Kentucky 40202

(Address of principal executive office)

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
Louisville, Kentucky

FINANCIAL STATEMENTS

December 31, 2016 and 2015

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

Louisville, Kentucky

FINANCIAL STATEMENTS

December 31, 2016 and 2015

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Republic Bancorp Inc. 401(k) Retirement Plan

Louisville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Republic Bancorp Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4I-Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Louisville, Kentucky

June 28, 2017

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2016 and 2015

	December 31,
	2016	2015

Assets:
Investments at fair value:
Republic Bancorp, Inc. Common Stock (Class A)	$7,124,792	$4,778,308
Mutual funds	49,932,626	43,546,263
Participant self-directed brokerage accounts:
Republic Bancorp, Inc. Common Stock (Class A and B)	2,367,120	1,570,446
Other stocks	2,630,008	2,460,384
Mutual funds	1,716,291	1,444,628
Total investments, at fair value	63,770,837	53,800,029

Guaranteed interest contract, at contract value	7,954,570	6,824,396
Total investments	71,725,407	60,624,425

Receivables:
Notes receivable from participants	68,458	-
Contribution receivable from Employer	582,855	27,984
Total receivables	651,313	27,984

Net assets available for benefits	$72,376,720	$60,652,409

See accompanying notes to financial statements.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2016 and 2015

	Years Ended December 31,
	2016	2015

Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of
investments (Note 4)	$6,595,534	$(760,599)
Interest and dividends	1,507,681	1,298,695
Total investment income	8,103,215	538,096

Interest income on notes receivable from participants:	1,515	-

Contributions:
Employer	2,371,454	1,545,209
Participants'	3,525,381	3,033,695
Rollover	1,181,905	270,504
Total contributions	7,078,740	4,849,408

Total additions	15,183,470	5,387,504

Deductions from net assets attributed to:
Benefits paid to participants:
Qualified rollover	1,775,607	2,899,742
Other benefits	1,522,580	1,648,142
Administrative expenses	160,972	270,736
Total deductions	3,459,159	4,818,620

Net increase	11,724,311	568,884

Net assets available for benefits:
Beginning of year	60,652,409	60,083,525

End of year	$72,376,720	$60,652,409

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2016 and 2015

NOTE 1 – PLAN DESCRIPTION

The following description of the Republic Bancorp Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information. Participants should refer to the plan agreement for a complete description of the Plan’s provisions. The sponsor of the Plan is Republic Bancorp, Inc. (the “Company” or “Employer”).

General:  The Plan is a defined contribution plan covering all eligible employees of the Company.  Employer matching contributions begin immediately upon eligibility to participate in the plan. All regular full-time and part-time employees are eligible for Plan participation as soon as administratively feasible following their date of hire.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Participants in the Plan may contribute up to the maximum legal limit. If a participant elects to make a contribution to the Plan, the Employer may make a matching contribution of 100% of participant contributions up to 1% and an additional 75% for participant contributions between 2% and 5% of each participant’s annual eligible compensation. In addition, the Employer may award a discretionary bonus match to eligible participants for meeting certain corporate financial performance goals.  For the years ended December 31, 2016 and 2015,  $583,000, $0 discretionary bonus match was awarded.

Participant Accounts:   Each participant’s account is credited with the participant’s contribution, any applicable Employer matching or bonus contribution and an allocation of plan earnings. Each participant’s account is also charged with withdrawals and an allocation of administrative expenses.  Forfeitures of terminated participants’ non vested accounts are used to offset Plan expenses (including the Employer contributions). Income is allocated on a basis proportional to account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death and Disability:  Participants are entitled to 100% of their account balance upon retirement, death or disability.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon. Participants are 100% vested in the Company contributions plus earnings thereon, after two years of employment.

Payment of Benefits:  On termination of service, a participant will receive a lump-sum amount equal to the value of their vested interest in the account. If a participant’s account balance exceeds $5,000, no portion of the account balance will be distributed without the participant’s consent. In addition, unless the participant makes a timely election to roll over their vested account to an eligible IRA or another eligible retirement plan, or elect to have their vested account distributed, balances between $1,000 and $5,000 are automatically rolled over into an IRA product and balances under $1,000 are automatically distributed in a cash lump-sum payment as soon as administratively possible.

NOTE 1 – PLAN DESCRIPTION (Continued)

Investment Options:  All investment accounts are participant directed to either a) investments offered through the Plan or b) other permissible investments by way of participant self-directed brokerage accounts (“Self-Directed”). Employer matching and bonus contributions are allocated ratably based on each participant’s contribution to their investment options.

Investments offered through the Plan include a guaranteed interest account, certain mutual funds, and shares of the Company’s common stock. Participants may adjust their allocation on these investments up to 20 times per calendar year and may direct employee contributions in 1% increments.

Self-Directed investment options include any specific assets or investments permitted to be acquired by the trustee under the Plan. Self-Directed accounts are charged a transaction fee for any direct investments a participant makes, other than the investment options provided by the Plan.

Republic Bancorp, Inc. Common Stock:  The Class A Common shares are entitled to cash dividends equal to 110% of the cash dividend paid per share on Class B Common Stock. Class A Common shares have one vote per share and Class B Common shares have ten votes per share. Class B Common Stock may be converted, at the option of the holder, to Class A Common Stock on a share for share basis. The Class A Common Stock is not convertible into any other class of the Company’s capital stock. Class A and Class B shares participate equally in undistributed earnings.

Forfeitures:  As of December 31, 2016 and 2015,  approximately $36,000 and $14,000 of forfeited employer matching contributions were available to offset future plan expenses including Employer contributions.

Notes Receivable from Participants: Participants may borrow up to 50% of their total vested account balance from a minimum of $350 up to a maximum of $50,000. Only one loan may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. Loan repayment periods typically range from one to five years. The loan is secured by the balance in the participant's account and bears interest at the same rate throughout the life of the loan. The interest rate is fixed and is equal to the Prime Rate (as published in The Wall Street Journal on the day the loan is initiated.) Principal and interest are paid through bi-weekly payroll deductions. A $100 loan setup fee and an annual loan maintenance fee of $24 are deducted from the participant’s account for each new loan.

Loan repayments may be suspended for up to one year in case of an approved leave of absence. Loans to participants on a leave of absence due to a Qualified Military Leave will be automatically suspended for the period of the Qualified Military Leave.

Participants who terminate employment at the time a loan is outstanding may be permitted to continue making loan payments, subject to the terms of the loan agreement and promissory note, or may choose to pay off the loan in full. Loan repayments may be made by check or via ACH (automated clearing house system or electronic funds transfer).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting.

Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition:  The Plan’s investments, other than its fully benefit-responsive investment contract, are reported at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold, as well as, held during the year.

Payment of Benefits:  Benefits are recorded when paid.

Risks and Uncertainties:  The Plan provides for various investment options such as a guaranteed interest account, certain mutual funds, shares of Company Stock and other securities. The investments are exposed to various risks, such as interest rate, market, liquidity and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in the value of investments will occur in the near-term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Concentrations:  Republic Bancorp, Inc. common stock represented 13% and 10% of the Plan’s net assets available for benefits at December 31, 2016 and 2015. A change in the value of the Company’s common stock can cause the value of the Plan’s net assets available for benefits to change significantly due to this concentration.

Fully Benefit-Responsive Investment Contracts:  The Plan holds a direct interest in a fully benefit-responsive contract and reports this investment at contract value. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Notes Receivable: Loans are valued at unpaid principal plus accrued but unpaid interest. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan. No allowance for loan losses was recorded at December 31, 2016, as no loans were in default.

Subsequent Event: The Plan was amended and restated effective January 1, 2017 to increase the deemed elective deferral rate under the Plan’s automatic enrollment provision, to raise the pre-tax automatic contribution and provide for an optional Roth contribution increase feature. In addition, Participants will be permitted to withdraw Roth contributions upon reaching age 59½ as well as to continue to make loan repayments following termination of employment.

NOTE 3 – FAIR VALUE

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate. When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.

The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. The Plan recognizes transfers into and out of fair value hierarchy levels, if applicable, at the beginning of the period.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common stock:  The fair values of Republic Bancorp, Inc. common stock and other common stocks are determined by obtaining quoted prices from nationally recognized exchanges (level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 3 – FAIR VALUE (Continued)

Investments measured at fair value on a recurring basis at December 31, 2016 and 2015 are summarized below:

	Fair Value Measurements at
	December 31, 2016 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value

Participant-Directed Investments, Other Than Self-Directed Brokerage Accounts:

Republic Bancorp, Inc. Common Stock (Class A)	$7,124,792	$-	$-	$7,124,792

Mutual Funds	49,932,626	-	-	49,932,626

Participant Self-Directed Brokerage Accounts:

Republic Bancorp, Inc. Common Stock (Class A and B)	2,367,120	-	-	2,367,120

Other Stocks	2,630,008	-	-	2,630,008

Mutual Funds	1,716,291	-	-	1,716,291

Total	$63,770,837	$-	$-	$63,770,837

There were no transfers between Level 1 and Level 2 investments in 2016.

NOTE 3 – FAIR VALUE (Continued)

	Fair Value Measurements at
	December 31, 2015 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value

Participant-Directed Investments, Other Than Self-Directed Brokerage Accounts:

Republic Bancorp, Inc. Common Stock Class (Class A)	$4,778,308	$-	$-	$4,778,308

Mutual Funds	43,546,263	-	-	43,546,263

Participant Self-Directed Brokerage Accounts:

Republic Bancorp, Inc. Common Stock (Class A and B)	1,570,446	-	-	1,570,446

Other Stocks	2,460,384	-	-	2,460,384

Mutual Funds	1,444,628	-	-	1,444,628

Total	$53,800,029	$-	$-	$53,800,029

There were no transfers between Level 1 and Level 2 investments in 2015.

NOTE 4 – INVESTMENTS

John Hancock Trust Company LLC (“JHTC”) is the Plan custodian and Trustee.  The custodian of the Plan held investment assets and executed transactions therein.

NOTE 5 – PARTY‑IN‑INTEREST TRANSACTIONS

Parties‑in‑interest are defined under the Department of Labor’s Rules and Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer and certain others.

JHTC is the custodian and Trustee as defined by the Plan and, therefore, transactions of the plan which are managed by affiliates of the Trustee qualify as party-in-interest transactions.  Professional fees of approximately $161,000 and $271,000 were paid by the Plan to the Custodian for the years ended December 31, 2016 and 2015. Investment management fees and operating expenses charged to the Plan for investments are deducted from the assets held by the participant. Consequently, investment management fees and operating expenses paid to parties-in-interest are reflected as a reduction of investment return for such investments. The Plan also holds a guaranteed interest contract administered by New York Life Insurance Company.

IRON Financial LLC (“IRON”) performs investment consulting services for the plan and qualifies as a party-in-interest. IRON’s fees for such services were $50,000 and $48,000 for the years ended December 31, 2016 and 2015. Such fees were not paid directly to IRON by the Plan but were remitted to IRON by JHTC from the previously mentioned amounts paid to JHTC during the years ended December 31, 2016 and 2015.

TD Ameritrade (“Ameritrade”) provides participant self-directed brokerage accounts associated with the Plan and is considered a party-in-interest. Ameritrade fees for advisory and management services were $1,500 and $1,600 for the years ended December 31, 2016 and 2015.

The Plan had outstanding notes receivable from participants totaling $68,000 at December 31, 2016.

The Plan held 237,432 and 2,648 shares of Republic Bancorp, Inc. Class A and Class B Common Stock, at December 31, 2016 and recorded dividend income and net realized gains of approximately $201,000 and $147,000 from its investments in the Employer’s common stock during the 2016 plan year.   The Plan held 237,742 and 2,648 shares of Republic Bancorp, Inc. Class A and Class B Common Stock, at December 31, 2015 and recorded dividend income and net realized gains of approximately $193,000 and $59,000 from its investments in the Employer’s common stock during the 2015 plan year.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 7 – INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 7,  2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.    The Company has requested an updated determination letter. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by various taxing authorities; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to and including 2013.

NOTE 8 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan holds a fully benefit‑responsive investment contract with New York Life Insurance Company (New York Life; Issuer). New York Life maintains the contributions in its general account. New York Life’s general account is credited with contributions and earnings, including interest and dividends, on the underlying investments and is charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the Issuer or otherwise.

The terms of the contract prohibit transfer or assignment of rights under the contract and provide for all distributions at contract value, frequent re-setting of contractual interest rates based upon market conditions, no significant liquidity restrictions and no defined maturities. Generally, there are no events that could limit the ability of the plan to transact at contract value and there are no events that allow the Issuer to terminate the contract and which require the Plan to settle at an amount different than contract value.

The Plan or New York Life can terminate the contract by providing written notice to the other party 30 days prior to the termination date. If the contract was terminated by the Plan or New York Life, interest would not be less than the minimum interest rate established in the investment contract. There may be a market value adjustment upon the Plan’s election to terminate the contract with a lump-sum distribution, which may result in a distribution that is less than or in excess of contract value.

The investment contract is considered a “traditional” contract, meaning that the Plan owns the contract itself and not the underlying assets of the investment contract.

The crediting interest rate of the contract is based on an agreed‑upon formula with the Issuer, as defined in the contract agreement, but cannot be less than 1%. Such interest rates are reviewed on a semi-annual basis for resetting. The key factors that influence future interest-crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract.

NOTE 9 – CHANGE IN PLAN CUSTODIAN AND TRUSTEE

Effective April 14, 2015, John Hancock Financial, a U.S. division of Manulife Financial Corporation, completed its acquisition of New York Life's Retirement Plan Services, the custodian and Trustee of the Plan, merging the business with John Hancock Retirement Plan Services. The merger did not result in any changes to the investment options offered by the Plan.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Name of Plan Sponsor:  Republic Bancorp, Inc.

Employer Identification Number:  61-0862051

Three-digit Plan Number: 001

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2016

Name of Plan Sponsor: Republic Bancorp, Inc.

Employer Identification Number: 61-0862051

Three Digit Plan Number:  001

(a)	(b)	(c)	(d)	(e)

Party	Identity of Issue,
in	Borrower, Lessor			Fair
Interest	or Similar Party	Description of Assets	Cost**	Value

	Plan Investments:

*	Republic Bancorp, Inc.	Class A Common Stock		$7,124,792
*	New York Life Insurance Co.	Guaranteed Interest Account		7,954,570
	Mutual Funds:
	Wells Fargo	Government Money Market		449,584
	TIAA-CREF	International Equity Index Fund (Institutional Class)		4,071,462
	Federated	Federated Institutional High Yield Bond (Institutional Class)		1,273,763
	Vanguard	GNMA Fund (Admiral Shares)		3,985,563
	Vanguard	Total Bond Market Index Fund (Admiral Shares)		5,133,978
	Vanguard	Total International Bond Index Fund (Admiral Shares)		912,142
	Vanguard	Short Term Investment Grade (Admiral Shares)		634,453
	Vanguard	Emerging Markets Stock Index Fund (Admiral Shares)		515,238
	Vanguard	Growth Index Fund (Admiral Shares)		10,565,708
	Vanguard	Mid-Cap Index Fund (Admiral Shares)		7,141,481
	Vanguard	REIT Index Fund (Admiral Shares)		809,732
	Vanguard	Small-Cap Index Fund (Admiral Shares)		6,233,737
	Vanguard	Value Index Fund (Admiral Shares)		8,205,785

	Total Mutual Funds			49,932,626

	Total Plan Investments			65,011,988

	Participant Self-Directed Brokerage Accounts:
*	Republic Bancorp, Inc.	Class A and B Common Stock		2,367,120
*	Ameritrade	Self Directed Brokerage		4,346,299

	Total Participant Self-Directed Brokerage Accounts			6,713,419

	Other Investments:
*	Participant Loans	3.50% due through 2021		68,458

	Total Other Investments			68,458

	Total Assets Held for Investment			$71,793,865

*Denotes party-in-interest.

**Investments are participant directed, therefore, historical cost is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REPUBLIC BANCORP, INC. 401(K) RETIREMENT PLAN

(Name of Plan)

June 28, 2017	/s/ Kevin Sipes
	By:	Kevin Sipes
Executive Vice President & Chief Financial Officer
Republic Bancorp, Inc.

EXHIBIT INDEX

23.1Consent of Independent Auditors